Type 1 Media, Inc.
5959 Spring Garden Road, #1507
Halifax, NS, Canada B3h 1Y5

January 13, 2014

VIA EDGAR
Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Type 1 Media, Inc. Amendment No. 2 to Registration Statement on Form S-l Filed October 8, 2013 File No. 333-189731

Dear Mr. Sprigel:

Type 1 Media, Inc. (“Type 1 Media”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 17, 2013, regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Prospectus Summary, page 6

1.
We reissue comment 3 from our letter dated August 21, 2013 in part. Please include disclosure in your prospectus summary that you do not intend to use the company as a vehicle for a private company to become a reporting company nor enter into a reverse merger, consolidations or business combinations with any entity in an unrelated industry..

Response: We hereby advise the Staff that the Company has revised its disclosure in our prospectus summary to include that the Company, the Company’s officers and directors, any Company promoters, or their affiliates, do not intend for the Company to be used as a vehicle for a private company to become a reporting company. We have no intention to enter into a reverse merger, consolidation or business combination with any entity in an unrelated industry.

Description of Securities, page 19

Common Stock, page 19

2.
You state that as of October 7, 2013, 5,000,000 shares of your common stock and 0 shares of your preferred stock were issued and outstanding. The amount of shares is inconsistent with your Statement of Stockholder’s Equity as of June 30, 2013. Please explain or revise accordingly.

Response: In response to the Staff’s comment we have revised our disclosure throughout the document to clarify the company currently has 5,700,000 shares of common stock issued and outstanding..

Contractual Obligations, page 31

3.
We note your revised disclosure that you have sold only one of your nine sponsorship blocks. Please disclose what happened with the second sponsorship block with Medtronic Canada, including whether the agreement was terminated. Please specify whether you returned the $30,000 paid by Medtronic for its partial sponsorship block.

Response: We respectfully advise the Staff that the disclosure included in the Amendment No. 2 to the Registration Statement on Form S-1 was incorrect. On May 9, 2013, the Company reached an agreement with and sold a second modified sponsorship block to Medtronic Canada, for CAD15,000 expiring December 31, 2014. The Company accounted for the sale of the content sponsorship block ratably over the period in which the related sponsorship content is available on the Company’s website. For the interim period ended September 30, 2013 the Company recognized content sponsorship revenue of CAD9,375 under this sponsorship agreement in its financial statements. We have revised the disclosures throughout the Registration Statement to correct the error.

Note 9. Restatements of Previously Issued Consolidated Financial Statements, page F-21

4.
There appears to be a calculation error in the foreign currency translation gain (loss) line item presented to determine the “as restated” amount. Please revise to correct and make any conforming adjustments as necessary throughout the document.

Response: We hereby advise the Staff that the foreign currency translation gain (loss) line item presented to determine the “as restated” amount has been revised to correct a calculation error and conforming adjustments as necessary have been made throughout the document.

Consolidated Financial Statements, page F-29

5.	Please tell us how you determined the effect of exchange rate changes on cash in the amount of $4,034 for the six months ended June 30, 2013.

Response: The consolidated financial statements have been updated to include the interim period ended September 30, 2013 and such update addresses the Staff’s comment regarding the exchange rate changes.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Type 1 Media, Inc.

By:	/s/ Jonathan White
Name: Jonathan White
Title: President